Exhibit 8.1

Telecom Argentina S.A.
Subsidiaries

Name	Jurisdiction of Incorporation
Telecom Personal S.A.	Argentina

Núcleo S.A. (1)	Paraguay

Springville S.A. (1)(2)	Uruguay

Micro Sistemas S.A. (2)	Argentina

Telecom Argentina USA, Inc.	Delaware, United States

(1)          Interest held indirectly through Telecom Personal S.A.

(2)          Dormant Entity in all periods reported.